Exhibit 52

                        IN THE COURT OF COMMON PLEAS
                           CUYAHOGA COUNTY, OHIO

FIRST UNION REAL ESTATE EQUITY          )  CASE NO. 347063
AND MORTGAGE INVESTMENTS                )
                                        )
    Plaintiff,                          )  JUDGE TIMOTHY J. McGINTY
                                        )
    v.                                  )
                                        )
    GOTHAM PARTNERS, L.P., et al.,      )
                                        )
                                        )  FIRST UNION'S MOTION FOR
                                        )  SANCTIONS AND BRIEF IN
                                        )  OPPOSITION TO GOTHAM'S
                                        )  MOTION FOR PRELIMINARY
                                        )  INJUNCTION
    Defendants.                         )
                                        )

                                INTRODUCTION
                                ------------

     Faced with a turning tide in its ill-mannered attempt to take over First Union, Gotham comes back to the source of its one shining success thus far: this Court. The time has come for this Court to tell Gotham to win on its own or take its marbles and go home, but to stop asking this Court to fight its battles. Gotham has no claim here, and this is little more than a reprehensible effort to intimidate the Board into serving Gotham's interests at the expense of the Trust and its other shareholders -- and to improperly use judicial process toward that end. And what is most disturbing about this is the fact that Gotham, which has oft-repeated the mantra "let the shareholders decide," clearly now wants no such thing. Rather, it wants to manipulate the Board into disenfranchising the shareholders by making it impossible for Gotham to lose --notwithstanding what the shareholders might in fact want. Moreover, Gotham wants the Board to do this against a factual backdrop in which it now has come to light that the Ohio Division of Securities is conducting an investigation into whether Gotham and its crony funds have been conducting an illegal control bid under Ohio law.

     Gotham is big on alluding that others are failing to abide by their fiduciary duties to shareholders. And yet, when it comes down to it, it is reluctant to put pen to paper and make a claim, because what Gotham really means is that First Union's management has failed to slavishly comply with Gotham's desires and demands. This latest motion constitutes yet another egregious example of this. Gotham hints at claiming that the Board is somehow breaching its fiduciary duties by not signing an agreement which essentially gives Gotham -- less than a 10% shareholder in its own right -- total control of the Trust without input from the shareholders at large as to whether they want this entity controlling their investments, and which would exempt Gotham's shares from the record date requirements applicable to all shares. But there is absolutely no basis in fact or law for this phantom claim.

     Gotham, contrary to what its proxy solicitor's affidavit would indicate, apparently is now sensing that its base of support among First Union shareholders is eroding quickly, and that the shareholders of First Union are not exactly jumping at the opportunity to have their Trust run by an unproven management team with no action plan and credentials that are charitably described as shaky. The reasons for this shift in support (if, indeed, Gotham ever had the support it claimed to have had) are manifest. Most significantly, last Friday, Institutional Shareholders Services ("ISS"), a respected analyst group upon whose advice many of First Union's shareholders rely, came out strongly against giving Gotham control of the Trust, stating, "If all nine of [Gotham's] designees win seats on the board, Gotham will control this company, and shareholders should be truly mindful of this fact. Considering the incongruity of its action plan for the company, ISS does not believe shareholder interests would be best served by ceding complete control of First Union." (Ex. A, p. 1). This came on top of the fact that Standard & Poors already had threatened to downgrade First Union's debt in the event Gotham assumes control.

     Gotham's resort to this Court for an injunction in the current circumstances clearly constitutes sanctionable frivolous conduct. And, of course, it should go without saying that Gotham's preliminary injunction motion should be denied for a number of independently sufficient reasons. First, the parties against whom Gotham actually seeks this mandatory injunction (the Trustees) are not parties to this action. It is hornbook law that a court may not lawfully enjoin an individual or entity that is not a party to the action from which the injunction arises. In addition, Gotham has made no claim, and cannot establish the likelihood of success on the merits of its "claim" for preliminary injunction purposes. Finally, Gotham has made no demand on the Trust's shareholders nor offered an excuse as to why a demand was not made. For the foregoing reasons, fully explored below, First Union's motion for sanctions should be granted, and Gotham's motion for preliminary injunction should be denied.

                              LAW AND ARGUMENT
                              ----------------

I.    SANCTIONS ARE APPROPRIATE IN THIS CASE PURSUANT OHIO REVISED CODE
      SECTION 2323.51 AS GOTHAM'S MOTION IS CLEARLY A SHAM

     As will be demonstrated convincingly below, Gotham's filing of this motion for preliminary injunction constitutes "Frivolous conduct" pursuant to Ohio Rev. Code Section 2323.51, entitling First Union to an award of court costs, reasonable attorneys' fees, and other reasonable expenses incurred in responding to the motion. The frivolous conduct statute was adopted in 1987 "to rectify [ ] many of the shortcomings of Civil Rule 11 " Ceol v. Zion Industries, Inc., (Lorain Cty. 1992) 81 Ohio App.3d 286, 291. For example, the statute (unlike Rule 11) covers the conduct of parties as well as attorneys, and defines frivolous conduct in objective terms without reference to the knowledge or beliefs of the person responding to the sanctions motion. Id.

     For purposes of Section 2323.51, as revised in 1996, "conduct" includes the filing of a motion. Ohio Rev. Code section 2323.51 (A)(1)(a)
(1997). "Frivolous conduct" includes (1) conduct not warranted under existing law, a good faith argument for an extension, modification, or reversal of existing law, or a good faith argument for the establishment of new law, Ohio Rev. Code section 2323.51 (A)(2)(a)(ii); and (2) factual allegations that are neither supported by evidence nor likely to be supported by evidence after a reasonable opportunity for investigation. Ohio Rev. Code section 2323.51 (A)(2)(a)(iii). See Jones v. Billingham, (Montgomery Cty. 1995), 105 Ohio App.3d 8. As is demonstrated more fully below, Gotham's new motion for preliminary injunction is frivolous on its face, lacking both a reasonable legal basis and any evidence likely to support the claims. Thus, sanctions pursuant to Section 2323.51 are appropriate, as well.

II. THIS COURT CANNOT AWARD GOTHAM THE RELIEF IT SEEKS AGAINST THE TRUSTEES AS THE TRUSTEES ARE NOT NOW, NOR HAVE THEY EVER BEEN, NAMED AS PARTIES TO THIS ACTION

     Having expended tremendous amounts of its time and resources, to say nothing of the time and resources of this Court and First Union, in the fight to have its nominations and takeover proposal put to a vote of First Union's shareholders, Gotham now seeks to have this Court enjoin First Union's Trustees in such a manner as to, in essence, disenfranchise the remainder of First Union's shareholders. This Court, however, cannot enjoin First Union's Trustees because it has not, in the first instance, obtained jurisdiction over First Union's Trustees, several of whom reside outside of Ohio. First Union filed this case against Gotham Partners, L.P. and Gotham Partners II, L.P. Gotham counterclaimed against First Union (which counterclaim is now, by Gotham's admission, moot). THE TRUSTEES OF FIRST UNION HAVE NEVER BEEN NAMED AS A PARTY TO THIS ACTION, AND AS SUCH, THIS COURT DOES NOT HAVE JURISDICTION TO ISSUE ANY INJUNCTIVE RELIEF AGAINST THEM.

III. A PRELIMINARY INJUNCTION IS NOT APPROPRIATE IN THIS CASE AS GOTHAM CANNOT ESTABLISH ANY OF THE REQUISITE ELEMENTS BY CLEAR AND CONVINCING EVIDENCE

            A.    THE LEGAL STANDARD FOR A PRELIMINARY INJUNCTION
                  -----------------------------------------------

     A preliminary injunction is an extraordinary remedy of equity used only when there is no adequate remedy available at law. Garono v. State, 37 Ohio St. 3d 171, 173 (1988). A party does not have an automatic right to a preliminary injunction; rather, a preliminary injunction is granted only when it is necessary to prevent a future wrong that the law cannot correct. Id. The decision of whether to grant or deny a preliminary injunction is a matter solely within the discretion of the trial court. Danis Clarkco Landfill Co. v. Clark County Solid Waste Management Dist., 73 Ohio St. 3d 590, 604 (1995); Garono, 37 Ohio St. 3d at 173; Consun Food Indus., Inc. v. Fowkes, 81 Ohio App. 3d 63, 69 (Lorain Cty. 1991).

     In exercising its discretion on a motion for preliminary injunction, the trial court must consider four prerequisites: (1) whether there is a substantial likelihood that the plaintiff will prevail on the merits; (2) whether the plaintiff will suffer irreparable injury if the injunction is not granted; (3) whether others will be unjustifiably harmed if the injunction is granted; and (4) whether the public interest will be served by the granting of the injunction. Goodall v. Crofton, 33 Ohio St. 271, 276
(1877); Vanguard Transp. Sys., Inc. v. Edwards Transfer & Storage Co., 109 Ohio App. 3d 786, 790 (Franklin Cty. 1996); Corbett v. Ohio Bldg. Auth., 86 Ohio App. 3d 44, 49 (Franklin Cty. 1993). To obtain a preliminary injunction, Gotham must show each of these elements by clear and convincing evidence. Vanguard Transp. Sys., Inc., 109 Ohio App. 3d at 790; Mead Corp.
v. Lane, 54 Ohio App. 3d 59, 63 (Ross Cty. 1988). Gotham cannot meet the requisite standard of proof as to even one of these elements.

            B.    GOTHAM WILL NOT SUCCEED ON THE MERITS OF ITS CLAIM
                  --------------------------------------------------

     In the first instance, no injunction can issue here because Gotham has not even stated a claim upon which such an injunction can issue. It is hornbook law that, when a movant seeks a mandatory injunction against a party on a cause of action not made against that party, no injunction can issue. Weir v. Whitney, 57 N.E.2d 715 (Cuyahoga Cty. App. 1944) ("Clearly there is no basis in this case for granting what is, in effect, a permanent mandatory injunction upon a cause of action not mentioned in the petition"). Gotham's motion for preliminary injunction is based upon an on orphan "claim," presumably against First Union's Board of Trustees, which to this day has never been asserted in this action. As the claim has not been made, nor have the Trustees been served process with respect to it, nor have they been given any opportunity to conduct discovery to defend themselves against this motion. Under these circumstances, it would be a fundamental denial of due process and plain error to grant Gotham's Motion.

     The foregoing factor, alone, is dispositive of Gotham's motion. But assuming arguendo Gotham had made a claim, an injunction still could not appropriately issue. To obtain a preliminary injunction, Gotham must first show -- by clear and convincing evidence -- that there is a substantial likelihood that it will prevail on the merits of its claim. Goodall, 33 Ohio St. at 276; Vanguard Transp. Sys., Inc., 109 Ohio App. 3d at 790; Corbett, 86 Ohio App. 3d at 49. Not surprisingly, in light of the glaring absence of a claim upon which to premise its motion, Gotham does not bother to discuss in its motion papers this critical aspect of the preliminary injunction ANALYSIS. Instead, it skips right ahead to the "irreparable harm" factor. This is troubling, because if Gotham had bothered to undertake a "merits" analysis, it would have seen that it is unable to establish by clear and convincing evidence that, under Ohio law, a breach of fiduciary duty on the part of the trustees has taken place or will take place. Moreover, as Gotham has not complied with the mandatory requirements for pleading a derivative claim, its claim must fall as a matter of law. Accordingly, Gotham's motion for a preliminary injunction should be denied.

                  1.    GOTHAM'S "CLAIM" HAS NO BASIS UNDER OHIO LAW

     Gotham's motion would appear to be based on an unasserted derivative claim premised on the First Union TRUSTEES' alleged breach of fiduciary duties. After all, the letters asking First Union to agree to Gotham's proposed agreement regarding procedures were all directed to the Board of Trustees of First Union, so, presumably, Gotham believes it is the Board who is acting wrongfully. Ohio law applies here and, unlike Delaware law, OHIO LAW HAS UNEQUIVOCALLY REJECTED DELAWARE'S ENHANCED SCRUTINY STANDARD IN A CONTROL CONTEST. As Justice Holmes noted in his concurrence in Stepak
v. Schey, 51 Ohio St.3d 8 (1990) (Ex. B), the general assembly enacted amendments to Ohio Rev. Code ss. 1701.59 and ss. 1701.60 "in order to significantly increase the protection afforded to corporate directors":

          THE PURPOSE BEHIND THE ADOPTION OF THESE AMENDMENTS WAS "TO MAKE CLEAR THAT A DIRECTOR HAS THE BENEFIT OF A PRESUMPTION THAT HE [OR SHE] IS ACTING IN GOOD FAITH AND IN A MANNER HE [OR SHE] REASONABLY BELIEVES IS IN (OR NOT OPPOSED TO) THE BEST INTERESTS OF THE CORPORATION IN ALL CASES, INCLUDING THOSE AFFECTING OR INVOLVING A CHANGE IN CONTROL OR A TERMINATION OF HIS [OR HER] SERVICES. It is believed that the changes are necessary because of the adoption by some courts, notably those of Delaware, of the view that, in such cases, the director becomes an interested party and, as a result, loses the benefit of the business judgment rule."

Id. at 13, quoting 1986 Commentary, OSBA Corporation Law Committee (quoted in Burton & Rich, Ohio Corporation Law & Practice [1989] 109, Section 6.4).

     As the Cuyahoga County Court of Appeals noted, when it comes to board decisions, "[a] court will apply the business judgment rule ... unless the defense is made inapplicable by proof of the director's personal interest or self-dealing." Worth v. Huntington Bancshares, Inc., No. 52861, 1987 Ohio App. LEXIS 9827 (Cuy. Cty. App. Nov. 25, 1987) (Ex. C), aff'd Worth v. Huntington Bancshares, Inc., 43 Ohio St.3d 192,197 (1989) (Ex. D). Gotham, of course, cannot establish by clear and convincing evidence (or any evidence at all) personal interest or self-dealing on the part of the Board. See also Abrahamson v. Waddell, 63 O. Misc. 2d 270 (Hamilton Cty.
1992) (corporate directors are not required to submit every acquisition proposal to shareholders and under Ohio law, directors are granted a statutory presumption that they have acted in good faith and in the best interests of the corporation).

     The primary unalleged "breach of fiduciary duty" which Gotham seeks to have this Court enjoin involves a proposed voting agreement as to a procedure for the conduct of the upcoming special meeting which First Union declined to accept wholesale. Gotham asks the Court to force the Board of Directors of First Union, a public real estate investment trust traded on the New York Stock Exchange, to enter the proposed agreement with Gotham.
In and of itself, some agreement along these lines would not be unreasonable. Gotham's proposed agreement, however, contains a myriad of superfluous clauses designed, among other things, to waive First Union's rights against Gotham in this and other litigation and to hoodwink the other shareholders into believing that the Board supports Gotham's control bid. And that is, in a word, unacceptable, particularly when it recently has come to light that Gotham is under investigation by the Ohio Division of Securities,(FN1) which has the statutory authority to stop Gotham's takeover in its tracks if it finds that Gotham has not compiled with the Ohio
Control Bid Statute (See O.R.C. ss.ss. 1701.25, 1701.26); Standard & Poors has publicly announced that First Union's Senior Notes will be downgraded if Gotham assumes control; and ISS has advised shareholders to vote against Gotham's takeover proposal.

-------------------
[FN]
1 First Union has talked to representatives of the Ohio Division of Securities, who have advised First Union that the Division has independently determined that there is sufficient basis to institute an inquiry and, pursuant to O.R.C. ss. 1707.23, the Division has confirmed that it has sent a request to Gotham to produce certain information regarding its control bid for First Union because of possible violations of the Ohio Control Bid Act.

     Nonetheless, Gotham suggests that these extraordinary proceedings are necessary, and an injunction must immediately issue, because the Trustees have refused to accede to Gotham's wishes and sign off on the Gotham agreement. But this argument cannot withstand even cursory scrutiny. As a preliminary proposition, it must be noted that First Union's Board is under no obligation to enter into such an agreement, nor is Gotham in any way entitled to force First Union to do so. Indeed, the power to establish procedures for the Special Meeting lies within the exlusive domain of the Trustees, not shareholders such as Gotham, and the Declaration of Trust makes that fact eminently clear. See Declaration of Trust, Section 2.1 ("The Trustees shall have all powers necessary, convenient or appropriate to effectuate the purposes of the Trust and may take any action which they may deem necessary or desirable to that end . . . ."); Section 6.1 ("The right to conduct the affairs of the Trust are vested exclusively in the
Trustees . . . .").

     Moreover, it would be a tremendous abdication of the Trustees' oversight responsibilities with respect to this election if First Union were to enter into the sort of blanket agreement Gotham desires. It is undisputed that all the shareholders, including Gotham, are entitled to vote ONLY THE SHARES THEY OWNED AS OF THE RECORD DATE FOR THE SPECIAL MEETING. Gotham would, in its reckless quest for control of the Trust, ignore this critical fact. But what if Gotham acquired beneficial shares of First Union yesterday, for example? Under Gotham's proposed agreement, Gotham would be entitled to vote any and all shares, including those purchased after the record date (while similarly situated shareholders, of course, would not). The fact that, in an election in which it seeks control, Gotham is already attempting to invest its own shares with rights in excess of those owned by the Trust's other shareholders speaks volumes about Gotham's true feelings on the meaning of corporate democracy.

     Nor is Gotham satisfied at stopping there. Gotham wants the preliminary injunction to mandate all of the "Procedures" on its wish list. For example, the "Procedures" First Union has refused to wholesale adopt include Gotham's request that Corporation Trust Company ("CT"), the independent inspector of elections, provide a preliminary report by 5:00 p.m. on Tuesday, regardless of whether CT has completed its tally. Such a report, though, would be of little or no consequence to First Union, Gotham or the rest of First Union's shareholders, as only a completed tally could be deemed to constitute the official declaration of the results of the meeting. A premature tally could likewise send misleading signals to the market. While Gotham's anxiety about the outcome is understandable, this Court's extraordinary equitable powers cannot be used as the functional equivalent of tea leaves. And it is not as if CT's independence and integrity are in dispute, nor is there any basis to believe that CT's tally will be any more timely or complete if it is required to make a speculative preliminary report, based upon an incomplete and partial tally, by 5:00 p.m. on Tuesday.

     In addition, the proposed agreement was drafted in a manner that legitimately gave the Trustees pause as to whether, by its terms, it would constitute a waiver of First Union's claims in this litigation and related matters. In response, and in the course of good faith negotiations, First Union offered the following proposed additional langauge to address this concern:

          WHEREAS, none of the parties intend for this Agreement to operate as a waiver of any rights or claims any of them has in any pending litigations between them or otherwise, or to impact in any way the issues of whether Gotham had the right to make its proposals to shareholders or has the right to vote at the Meeting its own shares or proxies it has solicited.

(First Union Revised Proposed Agreement, p. 1.) Gotham refused to accept this proposal, and instead ran to this Court screaming foul. And yet, if Gotham's true intent was something other than fooling the Board into waiving its claims against Gotham, what would have been the harm in agreeing to First Union's proposed clarification? The question answers itself.

     It is not as if First Union has been unreasonable about attempting to work with Gotham on resolving these issues -- as they ought to be resolved -- without the intervention of this Court. As already noted, First Union provided well in advance of the filing of Gotham's motion a revision of Gotham's proposed agreement regarding procedures for the conduct of the Special Meeting which is quite similar to Gotham's, except that it deletes the gratuitous references to the Board's purported "approval" of Gotham's slate and clarifies issues such as the aforementioned ones. The revision offers a framework for the vote that is workable and fair to the shareholders, and no one could reasonably object to it. As is Gotham's habit, however, it had to have it all; it had to have a "Procedure" that was not "fair," but rather slanted.

     Frankly, it is hard to believe that Gotham would ask a court in equity to step into what are, in essence, business negotiations and dictate the inclusion of certain terms over others, particularly against the backdrop of Ohio's business judgment rule. One can only wonder what will be next. Will Gotham ask this Court to order First Union to purchase certain properties as opposed to others? Or raise or lower rents? Or start buying its office supplies at a Gotham-owned discount house? Quite plainly, there is no place for a mandatory injunction in business negotiations such as these, and the fact that Gotham seeks one indicates Gotham may be a bit too emboldened by its self-perceived past litigation successes.

     This raises another more basic issue. Gotham claims that it will be a breach of fiduciary duty for the Board not to work with Gotham in the manner Gotham insists it must. Yet, the market is sending signals that would indicate that quite the opposite is true. For example, the recent ISS recommendations that, while three members of Gotham's slate should be elected to the Board, the size of the Board should not be expanded, presage the clear possibility of a Gotham defeat in the upcoming election. ISS is recommending against giving control of First Union to the Gotham forces. Indeed, ISS specifically identified as Gotham's weaknesses its action plan for the Trust and the individuals it has nominated for trustee:

          [Gotham's] biggest failing in this proxy contest is in having drawn its list of nominees from its own in-house talent rather than seeking truly independent candidates. Virtually every one of its nominees is an employee, limited partner, or affiliate of Gotham. This may constitute a slate that is independent of the company, but it is not independent of Gotham. If all nine of its designees win seats on the board, Gotham will control this company, and shareholders should be truly mindful of this fact. Considering the incongruity of its action plan for the company, ISS does not believe shareholder interests would be best served by ceding complete control of First Union.

(ISS Report, p. 21.)

     While it should come as a surprise to no one, a target corporation's board has a fiduciary duty to resist a takeover that it believes is not in the best interests of the target entity or its shareholders. See, e.g., Heit v. Baird, 567 F.2d 1157, 1161 (1st Cir. 1977); Northwest Indus., Inc.
v. B. F. Goodrich Co., 301 F. Supp. 706, 712-13 (N.D. Ill. 1969); McPhail
v. L. S. Starrett Co., 257 F.2d 388, 396 (1st Cir. 1958); Abrahamson v. Waddell, 63 Ohio Misc. 2d 270 (Hamilton Cty. 1992). In light of the information available to the Board militating against approval of Gotham's proposals, it simply is not possible for Gotham to carry its burden of establishing by clear and convincing evidence that the Board's refusal to enter into an agreement which essentially hands over the Trust to Gotham is a breach of its fiduciary duties. Thus, Gotham's motion for preliminary injunction must be denied.

                  2. NO DEMAND HAS BEEN MADE UNDER OHIO CIVIL RULE 23.1, NOR HAVE ANY OF THE OTHER MANDATORY PLEADING REQUIREMENTS FOR A DERIVATIVE ACTION BEEN MET

     Gotham's claim is, of course, in the nature of a derivative action. Ohio Civil Rule 23.1 contains a specificity of pleading requirement mandating a plaintiff bringing a derivative claim on behalf of a corporation to make a demand on the Board and, if necessary, on the shareholders, and allege with particularity its failure to obtain the action or for not making the effort. See Ohio R. Civ. P. 23.1. The reasons for the demand requirement are several. First, it must be remembered that the claim belongs to the corporation or, in this case, the Trust; See Norris v. Weir, 35 Ohio App. 3d 110, 520 N.E.2d 10, Syllabus P. 3 (Cuyahoga Cty. 1987) ("The heart of a Civ. R. 23.1 action is the corporate claim."); overruled on other grounds Perry v. Eagle-Picher Industries, 52 Ohio St.3d 168 (1990). It only makes sense, therefore, that before a shareholder can assert the Trust's claim, the Trust should have the opportunity to decide whether litigation is in its best interests. The demand requirement also recognizes that "the business and affairs of the corporation are managed by and under the direction of its board." Pogostin v. Rice, 480 A. 2d 619, 624 (Del. 1984). Managing the affairs of a trust includes the right to decide whether the trust should engage in derivative litigation. Aronson v. Lewis, 473 A.2d 805, 811-12 (Del. 1984). Gotham has not, of course, alleged anything about a demand in its Counterclaims. In addition, Gotham has failed to meet various other prerequisites to the proper filing of a derivative claim, which have been set forth at some length in First Union's Motion to Dismiss Counts I, II, II, IV and V of Gotham's Counterclaims at pp. 7-9, and will, for the sake of brevity, be incorporated herein by reference.

      C. THERE IS NO THREAT OF IRREPARABLE HARM TO GOTHAM IF THE PRELIMINARY INJUNCTION IS NOT GRANTED

     The mere fact that Gotham contends, hot on the heels of ignoring altogether the issue of likelihood of success on the merits, that irreparable harm is "self-evident," should give this Court pause. Moreover, if there is any doubt that irreparable harm does not exist in these circumstances, it should be resolved by the fact that Gotham has previously represented to the Court, in opposing First Union's motion for preliminary injunction, that "full relief can be granted after a shareholder vote." (See Defendants' Supplemental Brief in Opposition to Plaintiff's Motion for a Preliminary Injunction, p. 25.) In any event, Gotham's entire motion - irreparable harm and all - is based on pure speculation arising from little more than Gotham's paranoid interpretations of a few words in a proxy statement. This simply does not suffice as a basis for the issuance of the extraordinary remedy of an injunction. Moreover, Gotham has not demonstrated that it would not have an adequate remedy at law, and if there is an adequate remedy available at law available, equity must not interfere. Id.

      D.    THE BOARD, FIRST UNION AND ITS SHAREHOLDERS WILL BE
            UNJUSTIFIABLY HARMED IF THE PRELIMINARY INJUNCTION
            IS GRANTED

     The Court should not grant Gotham a preliminary injunction for the additional reason that the Board, First Union and its shareholders will be unjustifiably harmed by an injunction. Ohio courts have firmly established that a preliminary injunction should not be granted if greater injury would be done by granting an injunction than by leaving the parties to their remedy at law. Goodall, 33 Ohio St. at 273; Restivo, 113 Ohio App. 3d at 520-21; Rite Aid v. Marc's Variety Store, Inc., 93 Ohio App. 3d 407, 412 (Cuyahoga Cty. 1994). Stated another way, if granting an injunction causes more injury to the defendant than advantage to the plaintiff, an injunction should not be granted. Goodall, 33 Ohio St. at 277; Restivo, 113 Ohio App. 3d at 520-21; Rite Aid, 93 Ohio App. 3d at 412. This is essentially a balancing test weighing the irreparable harm that would result to the plaintiff if the injunction were denied and the harm that would be caused to the defendant if the injunction were granted. Goodall, 33 Ohio St. at 277; Restivo, 113 Ohio App. 3d at 520-21; Rite Aid, 93 Ohio App. 3d at 412.

     If a preliminary injunction were granted in this case, the overwhelming balance of the hardship would be placed on the Board, First Union and its shareholders. The Board will be forced to make "decisions" that are against their better business judgment. The shareholders, meanwhile, will be misled into thinking that the Board suppoits the control bid of Gotham, notwithstanding the fact that Gotham's assumption of control would be viewed negatively by the market and notwithstanding the fact that Gotham is currently being investigated by the Ohio Division of Securities for violations of Ohio's securities laws. Moreover, as Gotham itself has pointed out in the past, this Court risks sending a message to the shareholders that it has made a determination that Gotham should take control of First Union: "THIS COURT . . . SHOULD BE WARY OF INTERJECTING ITSELF INTO WHAT SHOULD BE A FREE AND FAIR COMPETITION BETWEEN FIRST UNION AND GOTHAM FOR THE HEARTS, MINDS, AND VOTES OF FIRST UNION'S SHAREHOLDERS." (GOTHAM'S 3/2/98 BR. IN OPP. TO PL.'S MOT. FOR PRELIM. INJ, P.6) The harm to the election process would be immeasurable if this Court "pre-approves" Gotham's control bid, as Gotham is asking it to do. This provides yet another basis for denying the motion for preliminary injunction.

      E. PUBLIC POLICY MANDATES THAT GOTHAM'S MOTION FOR PRELIMINARY INJUNCTION BE DENIED

     Finally, there are important public policy considerations at issue here. In accordance with the analogous Ohio corporate governance statutes, boards are elected by the shareholders to use their best business judgment in steering companies through situations like the one at issue. Gotham stands before this Court saying, in essence, that this Court should take away that statutorily mandated shareholder protection because, notwithstanding the fact that it is not part of a "group" for Rule 13(d) purposes and, according to it, holds less than 9.6% of First Union's shares, it just happens to know that it speaks for a majority of the shareholders and will win the election. Thus, according to Gotham, the Court should disregard the fact that no vote has yet occurred, as the vote will be a mere formality, and should today hand over to Gotham the Board's decision making authority, as it will soon be Gotham's anyway. But at least one securities regulatory body has found Gotham's conduct herein to merit further investigation. As a matter of public policy, the Court should forestall declaring Gotham the winner until that entity concludes its investigation, or, at the very least, until such time as shareholders have had a chance to speak -- unbullied -- on Gotham's control bid. To further these important public policies, the Court should deny Gotham's Motion for Preliminary Injunction.

                                 CONCLUSION
                                 ----------

      For the reasons set forth herein, First Union respectfully requests that Gotham's Motion for Preliminary Injunction be denied, and that First Union's Motion for Sanctions be Granted.

                                    Respectfully submitted,

                                    /s/ Frances Floriano Goins
                                    --------------------------------
                                    Frances Floriano Goins (0018631)
                                    Martha S. Sullivan (0064040)
                                    SQUIRE, SANDERS & DEMPSEY L.L.P.
                                    4900 Key Tower
                                    127 Public Square
                                    Cleveland, Ohio 44114-1304

                                    James P. Murphy (0003874)
                                    SQUIRE, SANDERS & DEMPSEY L.L.P.
                                    1201 Pennsylvania Avenue N.W.
                                    P.O. Box 407
                                    Washington, D.C. 20044
                                    (202) 626-6600

                                    Attorneys for Plaintiff
                                    First Union Real Estate
                                      Equity and Mortgage Investments




                           CERTIFICATE OF SERVICE
                           ----------------------

      A copy of the foregoing FIRST UNION'S MOTION FOR SANCTIONS AND BRIEF IN OPPOSITION TO MOTION FOR PRELIMINARY INJUNCTION was served this day of 14th day of May, 1998, by hand delivery upon David C. Weiner, Esq., Hahn Loeser & Parks L.L.P., 3300 BP America Building, 200 Public Square, Cleveland, Ohio 44114-2301; and by U.S. Mail, postage prepaid upon Alexander R. Sussman, Esq., Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, New York, New York, 10004, counsel for Plaintiffs Gotham Partners, L.P., and Gotham Partners II, L.P.

                                    /s/ Frances Floriano Goins
                                    ----------------------------------
                                    One of the Attorneys for Plaintiff
                                    First Union Real Estate Equity and
                                    Mortgage Investments